Exhibit 4

Consent of Independent Chartered Accountants

The Board of Directors
InterOil Corporation

We consent to the use of our report dated March 4, 2005 included in this annual report on Form 40-F, as Exhibit 4, to be filed with the United States Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, as amended and as incorporated by reference in registration statement (No.333-120383) on Form F-10 of InterOil Corporation.

KPMG

Sydney, Australia
March 31, 2005